                                  SCHEDULE 14A
                                 (RULE 14A-101)
                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [X] Preliminary proxy statement        [ ] Confidential, for Use of the
                                                Commission Only (as permitted by
                                                Rule 14a-6(e)(2))

     [ ] Definitive proxy statement

     [ ] Definitive additional materials

     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(a)(1) and
0-11.

     (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

     (2) Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

     (4) Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

     (5) Total fee paid:

--------------------------------------------------------------------------------

     [ ] Fee paid previously with preliminary materials.

--------------------------------------------------------------------------------

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

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     (2) Form, schedule or registration statement no.:

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     (3) Filing party:

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     (4) Date filed:

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
                   PRELIMINARY COPY -- SUBJECT TO COMPLETION

                             DATED JANUARY 15, 1998


[LAIDLAW ENVIRONMENTAL SERVICES INC. LOGO]

                                JANUARY   , 1998

Dear Fellow Safety-Kleen Corp. Shareholder:

     I am pleased to enclose our Proxy Statement for the Special Meeting of shareholders of Safety-Kleen Corp. to be held at 10:00 a.m. central time on February 11, 1998, at The First Chicago Center, The First National Bank of Chicago Building, 38 South Dearborn Street, Chicago, Illinois 60670.


     As you know by now, Laidlaw Environmental Services, Inc. ("Laidlaw Environmental") has announced its intention to make an exchange offer to acquire all outstanding shares of common stock (and associated share purchase rights) of Safety-Kleen Corp. ("Safety-Kleen"), for consideration per Safety-Kleen share consisting of $15.00 in cash (subject to reduction for certain break-up fees and expenses of Safety-Kleen; as described in the accompanying Proxy Statement, such break-up fees and expenses will not exceed $1.171 per Safety-Kleen share) and common stock of Laidlaw Environmental with a market value of $15.00 (assuming that the market value of Laidlaw Environmental common stock is not less than $4.28571) for each share of common stock of Safety-Kleen. If the Laidlaw Environmental Average Price (as defined in the accompanying proxy statement) is less than $4.28571, the aggregate value of the Laidlaw Environmental common stock issued for each Safety-Kleen share will be less than $15.00. The detailed terms and conditions of the Laidlaw Environmental offer will be set forth in Laidlaw Environmental's prospectus and the related letter of transmittal, which will be separately mailed to Safety-Kleen shareholders in the future.


     Safety-Kleen has entered into a merger agreement with a buyout group which would result in each share of Safety-Kleen common stock being converted into the right to receive $27.00 (the "Buyout Merger"). The Safety-Kleen board of directors is soliciting your vote to approve the Buyout Merger at the special meeting. As discussed in the accompanying Proxy Statement, we believe our proposal has a higher value than the Buyout Merger proposal, and is also superior to the Buyout Merger proposal in other respects.

         WE BELIEVE YOU SHOULD VOTE AGAINST THE BUYOUT MERGER BECAUSE:

     -- We believe the Laidlaw Environmental proposal would produce a higher value per Safety-Kleen share than the Buyout Merger by giving you cash and stock with a combined value in excess of $27.00, and allowing you to participate in the upside potential of the combined enterprise.

     -- We intend to abandon our exchange offer if Safety-Kleen shareholders approve the Buyout Merger. Preserve your opportunity to consider the superior value provided by the Laidlaw Environmental exchange offer.

     -- Safety-Kleen's shareholders should send a strong message to Safety-Kleen's board of directors to remove the obstacles that prevent market forces from valuing Safety-Kleen (e.g., Safety-Kleen's "poison pill" rights plan).

     YOUR VOTE IS ESSENTIAL! IF YOU WANT THE OPPORTUNITY TO CONSIDER THE LAIDLAW ENVIRONMENTAL EXCHANGE OFFER, VOTE AGAINST THE BUYOUT MERGER.

     Because Laidlaw Environmental has announced its intention to make an exchange offer to acquire all outstanding shares of common stock of Safety-Kleen and the Buyout Merger would preclude Laidlaw Environmental from consummating its offer, Laidlaw Environmental has an interest in the proxy solicitation with respect to the Buyout Merger that is different from other Safety-Kleen shareholders.


     If you have any questions concerning the enclosed Proxy Statement or need assistance in voting your shares, please contact our Information Agent, Morrow & Co., Inc., at (800) 662-5200 or call collect at (212) 754-8000.


     We thank you in advance for your support.

                                       Sincerely,

                                       /s/ KENNETH W. WINGER
                                       Kenneth W. Winger
                                       President and Chief Executive Officer
                                       Laidlaw Environmental Services, Inc.

 THESE ARE PRELIMINARY PROXY MATERIALS AND, IN ACCORDANCE WITH U.S. SECURITIES LAWS, DO NOT INCLUDE A PROXY CARD. ONCE OUR PROXY MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY ALONG WITH OUR GREEN-STRIPED PROXY CARD THAT WE
             WILL ASK YOU TO SIGN, DATE AND PROMPTLY RETURN TO US.

THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT
     TO THE BUYOUT MERGER AND IS NOT A REQUEST FOR THE TENDER OF SHARES OF SAFETY-KLEEN COMMON STOCK. THE DETAILED TERMS AND CONDITIONS OF THE LAIDLAW
ENVIRONMENTAL OFFER WILL BE SET FORTH IN A PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, WHICH WILL BE SEPARATELY MAILED TO SAFETY-KLEEN SHAREHOLDERS IN THE
                                    FUTURE.

                   PRELIMINARY COPY -- SUBJECT TO COMPLETION

                             DATED JANUARY 15, 1998


                                PROXY STATEMENT
                                       OF
                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                                    FOR THE
                        SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                               SAFETY-KLEEN CORP.

                        TO BE HELD ON FEBRUARY 11, 1998

                     SOLICITATION OF PROXIES IN OPPOSITION
               TO THE PROPOSED ACQUISITION OF SAFETY-KLEEN CORP.
                               BY SK PARENT CORP.

     Laidlaw Environmental Services, Inc., a Delaware corporation ("Laidlaw Environmental"), is furnishing this Proxy Statement to holders of outstanding shares of common stock, par value $0.10 per share, of Safety-Kleen Corp., a Wisconsin corporation whose principal executive offices are located at 1000 North Randall Road, Elgin, Illinois 60123 ("Safety-Kleen"), in connection with the solicitation by Laidlaw Environmental of proxies to be voted at a special meeting of shareholders of Safety-Kleen to be held at 10:00 a.m. central time on February 11, 1998 at The First Chicago Center, The First National Bank of Chicago Building, 38 South Dearborn Street, Chicago, Illinois 60670, and at any adjournments or postponements thereof (the "Special Meeting"). The record date for the Special Meeting is January 5, 1998 (the "Record Date"). This Proxy
Statement is first being sent or given to shareholders on or about January   ,
1998.


     As described in Safety-Kleen's definitive proxy statement filed with the Securities and Exchange Commission (the "Commission") on January 6, 1998 (the "Safety-Kleen Proxy Statement"), the purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger dated as of November 20, 1997 (the "Buyout Merger Agreement"), among SK Parent Corp., a newly formed Delaware corporation ("Parent"), SK Acquisition Corp., a newly formed Wisconsin corporation and wholly-owned subsidiary of Parent ("Purchaser") and Safety-Kleen, pursuant to which (a) Purchaser will be merged (the "Buyout Merger") with and into Safety-Kleen, and (b) each outstanding share of Common Stock of Safety-Kleen, par value $0.10 per share (including, unless the context otherwise requires, each associated Right, as defined below) (each a "Share" and collectively, the "Shares"), other than treasury Shares and Shares owned by Parent, Purchaser or any subsidiary thereof, will be converted into the right to receive $27.00 in cash, without interest. According to the Safety-Kleen Proxy Statement, dissenters' rights are not available to Safety-Kleen shareholders in connection with the Buyout Merger. Parent and Purchaser are affiliates of a buyout group recently formed by Philip Services Corp., Apollo Advisors, L.P., and Blackstone Management Associates III, L.P. (the "Buyout Group").


     Laidlaw Environmental will vote its Shares AGAINST, and is soliciting proxies authorizing Laidlaw Environmental to vote your Shares AGAINST, Safety-Kleen's proposal to approve and adopt the Buyout Merger Agreement.


     On November 20, 1997, Laidlaw Environmental announced its intention to commence an offer (the "Laidlaw Environmental Offer") to exchange (i) $15.00 net in cash (subject to reduction) and (ii) Common Stock, par value $1.00 per share, of Laidlaw Environmental ("Laidlaw Environmental Common Stock"), with a market value of $15.00 (assuming that the fair market value of Laidlaw Environmental Common Stock is not less than $4.28571) for each outstanding Share, including the associated Common Share Purchase Rights granted under the Rights Agreement, dated as of November 9, 1988, between Safety-Kleen and First National Bank of Chicago, as Rights Agent, as amended (the "Rights"), validly tendered and not properly withdrawn. The amount of the cash consideration is subject to reduction for certain break-up fees and expenses of Safety-Kleen (as described under "Introduction" below), and the actual fair market value of the Laidlaw Environmental Common Stock to be exchanged pursuant to the Laidlaw Environmental Offer may be more or less than $15.00 depending on the Exchange Ratio (as defined under "Comparison of the Laidlaw Environmental Offer and the Buyout Merger -- Premium" below) and the trading price of the Laidlaw Environmental Common Stock at the time of the exchange. Safety-Kleen shareholders should periodically verify the trading price of the Laidlaw Environmental Common Stock to determine the value of the Laidlaw Environmental Common Stock to be issued in the Laidlaw Environmental Offer. For example, if the Laidlaw Environmental Average Price was equal to the closing price of the Laidlaw Environmental Common Stock on January 13, 1998 of $4.1250, each Share would be exchanged for, in addition to the Cash Consideration, 3.50 shares of Laidlaw Environmental Common Stock, having a market value of $14.4375 Laidlaw Environmental has filed with the Commission a Registration Statement on Form S-4 (as amended from time to time, the "Registration Statement"), which contains a preliminary prospectus (the "Laidlaw Environmental Preliminary Prospectus") setting forth the detailed terms and conditions of the Laidlaw Environmental Offer. The Laidlaw Environmental Offer will be made solely pursuant to the definitive prospectus (the "Laidlaw Environmental Prospectus") included in the Registration Statement, the Tender Offer Statement on Schedule 14D-1 to be filed prior to the commencement of the Laidlaw Environmental Offer (the "Schedule 14D-1") and the related letter of transmittal (the "Letter of Transmittal"), which will be mailed separately to the shareholders of Safety-Kleen immediately after the Commission declares the Registration Statement effective. This Proxy Statement is not a request for the tender of Shares.


     THE PURPOSE OF THIS PROXY SOLICITATION IS TO ENABLE HOLDERS OF SAFETY-KLEEN SHARES TO DECIDE FOR THEMSELVES WHICH PROPOSAL IS SUPERIOR. LAIDLAW ENVIRONMENTAL IS SOLICITING PROXIES AGAINST THE BUYOUT MERGER AND URGES YOU TO VOTE AGAINST APPROVAL AND ADOPTION OF THE BUYOUT MERGER AGREEMENT.

     IF YOU WANT THE OPPORTUNITY TO CONSIDER THE LAIDLAW ENVIRONMENTAL OFFER, VOTE AGAINST THE BUYOUT MERGER AGREEMENT BY SIGNING, DATING AND RETURNING THE GREEN-STRIPED PROXY CARD THAT WILL BE FURNISHED TO YOU WITH THE DEFINITIVE PROXY STATEMENT.

     When the Laidlaw Environmental Offer is commenced, tendering Shares pursuant to the Laidlaw Environmental Offer will NOT constitute a vote AGAINST the Buyout Merger. Instead, you must vote against the Buyout Merger by using the GREEN-STRIPED proxy card that will be furnished to you with the definitive proxy statement or by voting in person at the Special Meeting.

                                   IMPORTANT

     LAIDLAW ENVIRONMENTAL INTENDS TO ABANDON ITS OFFER IF SAFETY-KLEEN SHAREHOLDERS VOTE TO APPROVE THE BUYOUT MERGER.

     YOUR VOTE AGAINST THE BUYOUT MERGER WILL SEND A STRONG MESSAGE TO THE SAFETY-KLEEN BOARD OF DIRECTORS THAT YOU WANT IT TO REMOVE THE OBSTACLES IT IS MAINTAINING TO PREVENT MARKET FORCES FROM DETERMINING THE VALUE OF SAFETY-KLEEN.

     EVEN IF YOU HAVE ALREADY SENT A PROXY TO THE BOARD OF DIRECTORS OF SAFETY-KLEEN, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE BUYOUT MERGER BY SIGNING, DATING AND MAILING THE GREEN-STRIPED PROXY CARD THAT WILL BE FURNISHED TO YOU WITH THE DEFINITIVE PROXY STATEMENT.

     YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SAFETY-KLEEN SHARES YOU OWN.

     THE ISSUANCE OF LAIDLAW ENVIRONMENTAL SECURITIES IN CONNECTION WITH THE LAIDLAW ENVIRONMENTAL OFFER OR THE LAIDLAW ENVIRONMENTAL MERGER MUST BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND SUCH SECURITIES WILL BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF SUCH ACT. COMMENCEMENT AND CONSUMMATION OF THE LAIDLAW ENVIRONMENTAL OFFER ARE SUBJECT TO A NUMBER OF CONDITIONS. IF THE BUYOUT MERGER IS DEFEATED, THERE IS

NO ASSURANCE THAT THE LAIDLAW ENVIRONMENTAL OFFER WILL COMMENCE, OR THAT, IF COMMENCED, THE LAIDLAW ENVIRONMENTAL OFFER WILL BE CONSUMMATED.

     Only shareholders of record on the Record Date are entitled to vote.

     1. If your Shares are held in your own name, please sign, date and return the GREEN-STRIPED proxy card that will be furnished to you with the definitive proxy statement in the postage-paid envelope that will also be provided. If your Shares are held in the name of a brokerage firm, bank or other institution, please sign, date and return the GREEN-STRIPED proxy card to such brokerage firm, bank or other institution in the envelope that will be provided by that firm.

     2. Please be sure that your latest dated proxy is a GREEN-STRIPED card authorizing the proxies named therein to vote AGAINST the BUYOUT MERGER. If you have already voted for the BUYOUT MERGER on Safety-Kleen's proxy card, it is not too late to change your vote; simply sign, date and return the GREEN-STRIPED proxy card. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.


     If you have any questions about the voting of Shares or the Laidlaw Environmental Offer, please contact Morrow & Co., Inc. ("Morrow & Co.") at 909 Third Avenue, New York, New York 10022, or by telephone at (212) 754-8000 (call collect) or (800) 662-5200 (toll free).


                                  INTRODUCTION


     On November 4, 1997, Laidlaw Environmental publicly announced its intention to make an offer to exchange $14.00 in cash and 2.4 shares of Laidlaw Environmental Common Stock for each Share. On November 20, 1997, Safety-Kleen announced that it had entered into the Buyout Merger Agreement with the Buyout Group. Later that same day, Laidlaw Environmental increased its offer to $15.00 in cash (subject to reduction for break-up fees, the incremental increase in cost caused by certain modifications to severance arrangements, and other expenses described below) and Laidlaw Environmental Common Stock with a market value of $15.00 (assuming that the market value of Laidlaw Environmental Common Stock is not less than $4.28571). On January 5, 1997, Laidlaw Environmental announced that it would modify the terms of the Laidlaw Environmental Offer to deduct from the cash consideration only break-up fees payable to the Buyout Group pursuant to the terms of the Buyout Merger Agreement and certain expenses paid or reimbursed by Safety-Kleen in connection with the Buyout Group Merger. Based on the terms of the Buyout Merger Agreement, Laidlaw Environmental believes that the maximum reduction in the cash consideration would be not more than $75 million ($50 million break-up fee and up to $25 million in reimbursement of Buyout Group expenses). Assuming that there are outstanding on a fully diluted basis 64,072,067 Shares and that the cash consideration is reduced by the full $75 million, the cash consideration per Share would be reduced by approximately $1.171. The actual fair market value of the Laidlaw Environmental Common Stock to be exchanged pursuant to the Laidlaw Environmental Offer may be more or less than $15.00 depending on the Exchange Ratio and the trading price of the shares of Laidlaw Environmental Common Stock at the time of the exchange. Safety-Kleen shareholders should periodically verify the trading price of the Laidlaw Environmental Common Stock to determine the value of the Laidlaw Environmental Common Stock to be issued in the Laidlaw Environmental Offer. If the Laidlaw Environmental Average Price is equal to the closing price of the Laidlaw Environmental Common Stock on January 13, 1998 of $4.1250, each Share would be exchanged for, in addition to the Cash Consideration, 3.50 shares of Laidlaw Environmental Common Stock, having a market value of $14.4375. The Laidlaw Environmental Offer will be made solely pursuant to, and the detailed terms and conditions of the Laidlaw Environmental Offer will be set forth in, the Laidlaw Environmental Prospectus and the related Letter of Transmittal, which will be separately mailed to the shareholders of Safety-Kleen immediately after the Commission declares the Registration Statement effective.


     Laidlaw Environmental urges you to vote your Shares AGAINST the approval of the Buyout Merger Agreement for the following reasons:

     - LAIDLAW ENVIRONMENTAL BELIEVES A VOTE AGAINST THE BUYOUT MERGER AGREEMENT WILL ALLOW YOU THE OPPORTUNITY TO RECEIVE GREATER VALUE FOR YOUR SHARES.

     Laidlaw Environmental believes the Laidlaw Environmental Offer would provide a value per Share in excess of the $27.00 per Share Buyout Merger consideration even after deducting up to approximately $1.171 per Share for the fees and expenses referred to above.

     - A VOTE AGAINST THE BUYOUT MERGER AGREEMENT SENDS A STRONG MESSAGE TO THE SAFETY-KLEEN BOARD OF DIRECTORS THAT YOU WANT THE BOARD TO REMOVE ANY OBSTACLES PREVENTING MARKET FORCES FROM DETERMINING THE VALUE OF SAFETY-KLEEN.

     Laidlaw Environmental believes Safety-Kleen shareholders should have the right and opportunity to decide whether the Laidlaw Environmental Offer is in their best interests.

     A vote against the Buyout Merger Agreement will not obligate you to tender your Shares pursuant to the Laidlaw Environmental Offer. Unless the Buyout Merger is rejected, you will not have the opportunity to consider the Laidlaw Environmental Offer. Laidlaw Environmental intends to abandon the Laidlaw Environmental Offer if the Buyout Merger is approved.

     The Safety-Kleen Board has attempted to prevent Safety-Kleen shareholders from having the opportunity to choose between the Laidlaw Environmental Offer and the Buyout Merger. On November 13, 1997, Laidlaw Environmental sent a notice to Safety-Kleen pursuant to Section 180.1150 of the Wisconsin Statutes requesting that the Safety-Kleen Board of Directors convene a special meeting of shareholders and submit for shareholder approval a resolution to restore full voting power to any Shares Laidlaw Environmental would acquire as a result of the Laidlaw Environmental Offer. On November 13, 1997, Laidlaw Environmental also requested the right to inspect and copy Safety-Kleen's shareholder list. On November 17, 1997, Safety-Kleen commenced litigation in the United States District Court for the Northern District of Illinois seeking a declaratory judgment that Safety-Kleen was not required to call a special shareholders meeting as requested by Laidlaw Environmental or to provide a shareholder list to Laidlaw Environmental. On November 20, 1997, Safety-Kleen agreed to the Buyout Merger, including an obligation to pay up to $75 million in break-up fees and expenses to the Buyout Group in certain circumstances. Although the Safety-Kleen Board has amended Safety-Kleen's "poison pill" rights plan to permit the Buyout Merger to occur, it has refused to remove this "poison pill" as an obstacle to the Laidlaw Environmental Offer.

     Laidlaw Environmental is fighting for your right to choose between the Laidlaw Environmental Offer and the Buyout Merger. In response to Safety-Kleen's lawsuit, Laidlaw Environmental has requested a preliminary injunction requiring Safety-Kleen to hold the meeting to vote to restore full voting power to any Shares Laidlaw Environmental would acquire as a result of the Laidlaw Environmental Offer and prohibiting the payment of the break-up fees and expenses. On December 4, 1997, the United States District Court for the Northern District of Illinois ordered Safety-Kleen to hold the meeting and provide Laidlaw Environmental with a shareholder list and set a hearing on Laidlaw Environmental's motion for preliminary injunction prohibiting payment of the break-up fees and expenses for January 6, 1998. The date of this hearing was subsequently changed to January 28, 1998.

                         BACKGROUND OF THE SOLICITATION

     On August 8, 1997 Safety-Kleen announced the resignation of John G. Johnson, Jr., President and Chief Executive Officer of Safety-Kleen. Donald W. Brinckman, Chairman of Safety-Kleen's Board of Directors, who had previously served as Safety-Kleen's Chief Executive Officer from 1968 until December 31, 1994, was appointed Chief Executive Officer. Safety-Kleen also announced that its Board of Directors had engaged the services of William Blair & Company ("William Blair") to act as advisor to Safety-Kleen and manage the process of exploring strategic options for enhancing shareholder value.

     On August 8, 1997, William Blair sent a copy of the Safety-Kleen confidentiality letter to one of Laidlaw Environmental's investment bankers, Mr. David E. Thomas, Jr. of Raymond James & Associates, Inc. ("Raymond James") and stated that an offering circular would be available early in the week of August 18, 1997, and that such circular would be distributed to parties that had executed a confidentiality agreement. Laidlaw Environmental did not respond to this letter. William Blair called Laidlaw Environmental's representative and asked that Laidlaw Environmental sign the confidentiality agreement. Laidlaw Environmental was willing to sign a confidentiality agreement, but not the one proposed by Safety-Kleen, which contained a standstill provision that would prohibit Laidlaw Environmental for a period of two years from submitting any proposal to acquire Safety-Kleen unless such proposal is directed solely to the management of Safety-Kleen and Safety-Kleen shall have requested in advance the submission of such proposal.

     In mid-September 1997, there were further discussions between the two investment banks in which Laidlaw Environmental's representatives requested a meeting of the two companies and their advisors so that Laidlaw Environmental could fully describe why it believed a business combination was in both companies' best interests. Safety-Kleen's representative continued to request that Laidlaw Environmental sign a confidentiality agreement containing the two-year standstill provision. He also stated that if Laidlaw Environmental would submit its proposal in writing, Safety-Kleen would consider a meeting with Laidlaw Environmental.

     On September 24, 1997, Mr. Thomas delivered a letter to Mr. Jeffrey W. Corum of William Blair, informing Mr. Corum of Laidlaw Environmental's interest in pursuing negotiations with Safety-Kleen. In particular, Mr. Thomas's letter requested a meeting between the management of Laidlaw Environmental and the management of Safety-Kleen and pointed out several unique features of Laidlaw Environmental's proposed transaction, including the potential cost savings available from combining the operations of Laidlaw Environmental and Safety-Kleen.

     Shortly thereafter Mr. Corum responded to Mr. Thomas's letter by telephone stating that only upon Laidlaw Environmental's delivery of a confidentiality and standstill agreement acceptable to Safety-Kleen would Safety-Kleen meet with Laidlaw Environmental. Subsequent to their telephone conversations, Mr. James R. Bullock, Chairman of Laidlaw Environmental, attempted to call Mr. Brinckman, who did not return his call. Mr. Bullock then called Mr. E. David Coolidge of William Blair in an effort to arrange a meeting with Safety-Kleen. Mr. Coolidge repeated Safety-Kleen's refusal to meet with Laidlaw Environmental in the absence of a confidentiality and standstill agreement.

     On November 3, 1997, the Laidlaw Environmental Board of Directors met and determined to proceed with the Laidlaw Environmental Offer as well as to retain Bear, Stearns & Co. Inc. ("Bear Stearns") to work together with Raymond James as its financial adviser. Laidlaw Environmental management had previously retained Katten Muchin & Zavis to serve as legal counsel. Also on November 3, 1997, in a letter to Mr. Brinckman, Mr. Bullock informed Mr. Brinckman and the Safety-Kleen Board of Directors of Laidlaw Environmental's intention to acquire Safety-Kleen for a price per Share of $14.00 in cash and 2.4 shares of Laidlaw Environmental Common Stock (the "Initial Offer"), and that Laidlaw Environmental was willing to execute a confidentiality agreement provided such agreement did not contain a standstill provision. The letter also informed Mr. Brinckman that Laidlaw Environmental had executed a commitment letter with Toronto-Dominion Bank to provide all necessary financing for the Laidlaw Environmental Offer and the merger and again encouraged Mr. Brinckman and the Safety-Kleen Board of Directors to meet with representatives of Laidlaw Environmental to discuss the possibility of a mutually beneficial negotiated transaction.

     On November 3, 1997 after receipt of Mr. Bullock's letter, Mr. Brinckman delivered a letter to Mr. Bullock requesting that Laidlaw Environmental execute a confidentiality and standstill agreement and informing Mr. Bullock that the Safety-Kleen Board of Directors would fully consider Laidlaw Environmental's proposal along with others received by Safety-Kleen. In addition, Mr. Brinckman stated that representatives of Safety-Kleen, together with its financial advisors, would meet with representatives of Laidlaw Environmental, together with its financial advisors, to discuss information concerning Laidlaw Environmental and the estimated cost savings and synergies.

     On November 4, 1997, Laidlaw Environmental publicly announced its intention to commence the Initial Offer.

     On November 5, 1997, Mr. Bullock and a representative of Bear Stearns met with Mr. Brinckman, Mr. Joseph Chalhoub, Senior Vice President of Safety-Kleen, and representatives of William Blair to discuss potential synergies that could be achieved through a combination of the two companies and ways the parties could work together. Mr. Bullock stated that Laidlaw Environmental was prepared to sign a mutual confidential-ity agreement that would not contain a standstill provision so that Laidlaw Environmental and Safety-Kleen could share information with each other. In response, Safety-Kleen repeated its requirement that Laidlaw Environmental sign a confidentiality and standstill agreement.

     Subsequent to the November 5th meeting, the representatives of the parties exchanged correspondence reiterating their positions with respect to the confidentiality and standstill agreement.

     On November 13, 1997, Laidlaw Environmental filed the Registration Statement. A copy of the Registration Statement was sent to Mr. Brinckman, along with a letter from Mr. Bullock emphasizing the strategic importance of combining the two companies and reiterating Laidlaw Environmental's desire to engage in negotiations with Safety-Kleen. Mr. Bullock also expressed Laidlaw Environmental's willingness to put the decision to accept the Initial Offer directly to the Safety-Kleen shareholders. Mr. Bullock requested the cooperation of Safety-Kleen Board of Directors in eliminating any antitakeover obstacles which would prohibit the shareholders from accepting the Initial Offer.

     On November 13, 1997, Laidlaw Environmental also sent a notice to Safety-Kleen pursuant to Section 180.1150 of the Wisconsin Statutes requesting that the Safety-Kleen Board of Directors convene a special meeting of shareholders and submit for shareholder approval a resolution to restore full voting power to any Shares Laidlaw Environmental would acquire as a result of the Laidlaw Environmental Offer.

     By a second letter dated November 13, 1997, Laidlaw Environmental also requested the right to inspect and copy the Safety-Kleen shareholder list for the purpose of communicating directly with Safety-Kleen shareholders.

     On November 20, 1997, Safety-Kleen announced that it had entered into the Buyout Merger Agreement with newly formed entities affiliated with Philip Services Corp., Apollo Advisors, L.P. and Blackstone Management Associates III, L.P. (the "Buyout Group"). As a result of the Buyout Merger, Safety-Kleen would become a wholly-owned subsidiary of a new holding company formed by the Buyout Group and would continue to operate under its current management and out of its current headquarters. The closing of the Buyout Merger is subject to certain conditions, including the approval of at least 66 2/3% of Safety-Kleen's shareholders and both the debt and equity funding of the financing arrangements of the Buyout Group. Pursuant to the Buyout Merger Agreement, Safety-Kleen is required to pay a termination fee of $50 million and to reimburse the Buyout Group for its expenses in an amount up to $25 million under certain conditions, including in the event that the Buyout Merger Agreement is terminated and the Laidlaw Environmental Offer by Laidlaw Environmental is accepted by the Safety-Kleen shareholders.

     Later that day, in a letter from Mr. Bullock to Mr. Brinckman, Laidlaw Environmental increased its per Share offer as described above.

     On November 26, 1997, Safety-Kleen filed the Safety-Kleen Proxy Statement with respect to the proposal to consider and approve the Buyout Merger Agreement and the Buyout Merger.

     On December 2, 1997, Laidlaw Environmental and LES Acquisition, Inc., a Delaware corporation and indirect wholly owned subsidiary of Laidlaw Environmental ("LES Acquisition"), filed a proxy statement on Schedule 14A (the "Control Share Proxy Statement"), relating to Laidlaw Environmental's and LES Acquisition's proposal (the "Voting Rights Proposal") that Safety-Kleen's shareholders restore full voting power to all Shares to be acquired by Laidlaw Environmental and its direct and indirect subsidiaries pursuant to Section
180.1150 (the "Wisconsin Control Share Statute") of the Wisconsin Statutes. As noted in the Control Share Proxy Statement, consummation of the Laidlaw Environmental Offer is conditioned upon approval of the Voting Rights Proposal or LES Acquisition and Laidlaw Environmental being satisfied that the Wisconsin Control Share Statute is invalid or inapplicable to Shares held by LES Acquisition or Laidlaw Environmental.

     On December 9, 1997, in compliance with a court ruling of December 4, 1997, Safety-Kleen announced that a Safety-Kleen shareholder meeting to consider the Voting Rights Proposal would be held on January 9, 1998, (the "Control Share Meeting") and set the record date for such meeting of December 19, 1997.


     On December 22, 1997, January 5, 1998 and January 7, 1998, Safety-Kleen filed amendments to its November 26, 1997 proxy statement. The shareholder meeting to consider the Buyout Merger will be held on February 11, 1998.

     Also on December 22, 1997, Safety-Kleen filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Laidlaw Environmental Offer. The
Schedule 14D-9, which was subsequently amended and restated, recommends that the Safety-Kleen Shareholders reject the Laidlaw Environmental Offer.



     At the Control Share Meeting on January 9, 1998, holders representing approximately 70% of the outstanding Shares voted in person or by proxy, and approximately 90% of the Shares so represented were voted in favor of the Voting Rights Proposal.


                                   LITIGATION

     On November 17, 1997, Safety-Kleen commenced litigation in the United States District Court for the Northern District of Illinois alleging that Laidlaw Environmental had violated Section 5(b)(1) of the Securities Act of 1933 by making a "premature offer" and unlawful proxy solicitation. As a remedy for that alleged violation, Safety-Kleen requested that it be relieved of its obligation to provide Laidlaw Environmental with a list of its shareholders so that Safety-Kleen would not be in the position of facilitating a violation of the federal securities laws. The Safety-Kleen complaint further alleged that Laidlaw Environmental's request pursuant to Section 180.1150 of the Wisconsin Statutes that Safety-Kleen call the Special Meeting failed to comply with the state law notice requirements. Safety-Kleen contended that the notice served by Laidlaw Environmental failed to provide sufficient disclosure of the financing for the Laidlaw Environmental Offer. Safety-Kleen sought a declaratory judgment that it need not schedule the Special Meeting or provide access to its shareholder list.

     On November 24, 1997, Laidlaw Environmental filed an answer to the Safety-Kleen complaint in which Laidlaw Environmental denied each of Safety-Kleen's claims and raised certain affirmative defenses. On that date, Laidlaw Environmental also filed a counterclaim against Safety-Kleen and each member of its board of directors (the "Director Defendants") seeking, among other things: (i) an order compelling Safety-Kleen to call the Special Meeting to vote on the Voting Rights Proposal in accordance with Section 180.1150(5) (a) to restore full voting rights to any Shares acquired by Laidlaw Environmental in the Laidlaw Environmental Offer and the Proposed Merger; (ii) an order compelling the production of Safety-Kleen's shareholder list, to be produced promptly and at Safety-Kleen's expense; (iii) an order (w) declaring that the Director Defendants have breached their fiduciary duties to Safety-Kleen's shareholders, including Laidlaw Environmental, by refusing to negotiate with Laidlaw Environmental, entering into the Buyout Merger Agreement, and agreeing to the unlawful provisions of the Buyout Merger Agreement, including the break-up fee, (x) compelling the Director Defendants to carry out their fiduciary duties to Safety-Kleen's shareholders, including Laidlaw Environmental, by implementing and adhering to procedures under which the transaction providing the best value reasonably available can be obtained for Safety-Kleen's shareholders, (y) enjoining Safety-Kleen and the Director Defendants from proceeding with the Buyout Merger or paying a break-up fee to the Buyout Group, and (z) directing the Director Defendants to negotiate with Laidlaw Environmental regarding the Laidlaw Environmental Offer; (iv) an order compelling the Director Defendants to amend Safety-Kleen's rights plan to make it inapplicable to the Laidlaw Environmental Offer or to redeem the Rights; (v) an order (pursuant to the derivative claim) requiring the Director Defendants to account to Safety-Kleen for waste of corporate assets and all other damages caused by their approval of the Buyout Merger; and (vi) an award of costs of suit and reasonable attorneys' fees, and for such other relief as the court may deem just and appropriate.

     On November 26, 1997, Laidlaw Environmental presented its Motion for Preliminary Injunction in which Laidlaw Environmental sought (i) an order compelling Safety-Kleen to call the Control Share Meeting to vote on the Voting Rights Proposal in accordance with the Wisconsin Control Share Statute and (ii) an order compelling production of the list of Safety-Kleen shareholders.

     In a ruling issued on December 4, 1997, the United States District Court for the Northern District of Illinois ordered Safety-Kleen to comply with the provisions of the Wisconsin Control Share Statute by calling a meeting of Safety-Kleen shareholders to consider the Voting Rights Proposal and to provide the Safety-Kleen shareholder list to Laidlaw Environmental.

     Also on December 4, 1997, Laidlaw Environmental filed a second Motion for Preliminary Injunction in which it seeks to (i) enjoin Safety-Kleen and its Board of Directors from consummating an unlawful agreement to sell Safety-Kleen for $27 per share or paying a break-up fee to the Buyout Group; (ii) require Safety-Kleen's

Board of Directors to fulfill their fiduciary duties of loyalty and care to Safety-Kleen shareholders and fairly consider all offers for the purchase of Safety-Kleen, including the Laidlaw Environmental Offer; and (iii) direct Safety-Kleen's Board of Directors to amend the Rights Agreement to make it inapplicable to the Laidlaw Environmental Offer or redeem the Rights. An evidentiary hearing on the December 4 motion is scheduled to be held on January 28, 1998.

     On December 10, 1997, Parent and Purchaser filed a Motion for Leave to Intervene in the Northern District of Illinois proceedings involving Laidlaw Environmental and Safety-Kleen. The Court granted the motion to intervene with respect to issues relating to Parent and Purchaser by order dated December 12, 1997. Parent and Purchaser are now defendants to the claims brought by Laidlaw Environmental in its counterclaim.

     Between November 4, 1997 and November 12, 1997, seven class action lawsuits were filed against Safety-Kleen and various directors of Safety-Kleen by Safety-Kleen shareholders not affiliated with Laidlaw Environmental. In general, these lawsuits seek to (i) cause Safety-Kleen to cooperate with any entity or person having a bona fide interest in a transaction with Safety-Kleen, (ii) order the Safety-Kleen Board of Directors to appropriately evaluate Safety-Kleen's value and to take appropriate steps to enhance this value, and
(iii) cause Safety-Kleen's Board of Directors to act independently in the best interest of the public shareholders of Safety-Kleen.

      COMPARISON OF THE LAIDLAW ENVIRONMENTAL OFFER AND THE BUYOUT MERGER

     The following comparison contains forward-looking statements and actual results may differ materially from those expressed or implied by such statements. See "Forward-Looking Statements" below. In addition to the factors referred to below under "Forward-Looking Statements," the risks associated with the operation, integration and growth of combining the businesses could cause actual results of the combined entity to differ materially from the results expected by Laidlaw Environmental.

PREMIUM


     Laidlaw Environmental believes the Laidlaw Environmental Offer would provide a value per Share in excess of the $27.00 per Share consideration offered in the Buyout Merger Agreement even assuming a reduction of approximately $1.171 in the cash consideration payable pursuant to the Laidlaw Environmental Offer for the break-up fees and expenses of Safety-Kleen (and assuming that the market value of Laidlaw Environmental Common Stock is not less than $4.28571). The actual per Share price premium will depend on the amount of the fees and expenses payable by Safety-Kleen and the market value of Laidlaw Environmental at the time of consummation of the Laidlaw Environmental Offer. Safety-Kleen shareholders should be aware that depending upon the Exchange Ratio (as defined below), the trading price of the Laidlaw Environmental Common Stock at the time of the exchange and the reduction to the cash consideration, the total per Share consideration payable pursuant to the Laidlaw Environmental Offer may have a market value of less than $30.00. For example, if the Laidlaw Environmental Average Price was equal to the closing price of the Laidlaw Environmental Common Stock on January 13, 1998 of $4.1250, each Share would be exchanged for, in addition to the Cash Consideration, 3.50 shares of Laidlaw Environmental Common Stock, having a market value of $14.4375. Even assuming a Laidlaw Environmental Average Price of $4.1250, Laidlaw Environmental believes that the Laidlaw Environmental Offer is superior to the Buyout Proposal because
(i) assuming Buyout Proposal Expenses of $1.171 per Share, the Laidlaw Environmental Offer Consideration would exceed the $27.00 per Share Buyout Proposal price; and (ii) the Laidlaw Environmental Offer provides Safety-Kleen Shareholders with the opportunity to participate in the future growth of the combined Laidlaw Environmental/Safety-Kleen entity.


     "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) determined by dividing $15.00 by the weighted average trading prices for Laidlaw Environmental Common Stock (as reported on the New York Stock Exchange, Inc. (the "NYSE") Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) for ten NYSE trading days (each, a "Trading Day") selected by lot from the twenty Trading Days ending three business days immediately prior to the Expiration Date (the "Laidlaw Environmental Average Price"), provided, that the Exchange Ratio shall not be less than 2.80 nor greater than 3.50. If the Laidlaw Environmental Average Price is $4.286 or less, and the trading price of the Laidlaw Environmental Common Stock at the time of the exchange is $4.286 or less, the market value of the Laidlaw Environmental Common Stock to be received in exchange for the Shares will be below $15.00 per Share. For example, if the Laidlaw Environmental Average Price was equal to the closing price for the Laidlaw Environmental Common Stock on January 13, 1998, each Share would be exchanged for, in addition to the Cash Consideration, 3.50 shares of Laidlaw Environmental Common Stock, having a market value of $14.4357.



     The following table sets forth for illustrative purposes the Exchange Ratio at a variety of assumed Laidlaw Environmental Average Prices. This table is illustrative only, the actual Laidlaw Environmental Average Price will be determined as set forth above.



                                                  MARKET VALUE OF       MARKET VALUE OF LAIDLAW
    LAIDLAW ENVIRONMENTAL                      LAIDLAW ENVIRONMENTAL      ENVIRONMENTAL OFFER
        AVERAGE PRICE        EXCHANGE RATIO        COMMON SHARES             CONSIDERATION*
    ---------------------    --------------    ---------------------    ------------------------
            $4.00                3.500                $14.00                     27.829
            $4.20                3.500                $14.70                     28.529
            $4.40                3.409                $15.00                     28.829
            $4.60                3.261                $15.00                     28.829
            $4.80                3.125                $15.00                     28.829
            $5.00                3.000                $15.00                     28.829
            $5.20                2.885                $15.00                     28.829
            $5.40                2.800                $15.12                     28.949


---------------


* Assumes deduction of Buyout Proposal Expenses of $1.171.


FUTURE GROWTH AND APPRECIATION

     Unlike the Buyout Merger Agreement, the Laidlaw Environmental Offer provides Safety-Kleen shareholders the ability to participate in the future growth of the combined Laidlaw Environmental and Safety-Kleen entity and the potential appreciation of the value of its stock. Laidlaw Environmental believes the consummation of the Buyout Merger would not only result in the payment to Safety-Kleen shareholders of an inferior price for their Shares, but would also deprive them of an opportunity to participate in the upside potential of the combined entity.

     Strategic Fit. Laidlaw Environmental believes the combination of Laidlaw Environmental and Safety-Kleen will bring together complimentary assets that on a combined basis will be better able to compete in the hazardous waste management marketplace. A service center network that links Laidlaw Environmental's customers to its treatment and disposal facilities such as landfills and incinerators is one of the company's primary operational strengths. These service centers differentiate Laidlaw Environmental from its competitors and allow for both responsiveness and accountability in managing a customer's hazardous waste stream. The acquisition of Safety-Kleen will further increase vertical integration of the Laidlaw Environmental business and enhance its service centers' recovery capabilities by processing waste streams collected by Safety-Kleen. In addition, Laidlaw Environmental believes that its acquisition of Safety-Kleen will result in a further strengthening of Laidlaw Environmental's market position by:

     - providing additional service center market coverage in key geographic regions including Kentucky, Minnesota, and New Jersey;

     - introducing a smaller-sized customer base to complement Laidlaw Environmental's existing customer base of medium- and large-sized customers; and

     - providing significant expansion into the solvent recycling market.

     Synergies. Upon consummation of the Laidlaw Environmental Offer, Laidlaw Environmental intends to build upon Safety-Kleen's leading market presence and quality brand equity. Laidlaw Environmental's management believes that annual cost savings of approximately $100 to $130 million would result from the combination of the two companies due to an anticipated elimination of duplicative head office and regional office general and administrative and other public company costs, the closure of 40 to 50 overlapping service center and other facilities, the increased utilization of those facilities that remain open from such efficiencies as improved transportation route density, for example, and the internalization of various waste streams.

     These estimated cost savings from synergies are described in detail below. Laidlaw Environmental believes these estimated savings are achievable and has fully considered the contrary arguments asserted by Safety-Kleen in its Schedule 14D-9.


     Waste internalization. Laidlaw Environmental has estimated from publicly available sources that Safety-Kleen spends approximately $37 million annually for outside disposal of hazardous wastes it generates, consisting of fuel blend material, as well as waste disposed of at hazardous waste incinerators, landfills and wastewater treatment facilities. Laidlaw Environmental currently receives an insignificant amount of waste material for disposal from Safety-Kleen.


     Laidlaw Environmental would internalize the incinerable and wastewater waste materials for disposal at company owned facilities. The fuel blend material would be either used as a fuel source or blended with solid waste material for burning at Laidlaw Environmental's three solid hazardous waste incinerator facilities. When used as a fuel source, Laidlaw Environmental avoids incurring the cost of purchasing conventional fuel from third parties.

     Based on the above, and taking into account an estimate for possible incremental transportation costs, Laidlaw Environmental estimates the cost savings from waste internalization to be $13.5 million to $25 million.

     Facility consolidation. Laidlaw Environmental estimates that 40 to 50 processing and service center facilities can be rationalized and closed due to the overlapping coverage areas of Laidlaw Environmental and Safety-Kleen operations. These facility closure estimates are based upon a thorough review of the 53 existing Laidlaw Environmental service center and processing facilities and the 167 existing Safety-Kleen North American branch network and recycling facilities.

     Laidlaw Environmental obtained information on the Safety-Kleen facilities from a variety of public sources to determine each facility's geographic coverage and permit capabilities. The Safety-Kleen facilities were then overlayed against the existing Laidlaw Environmental facilities to determine the redundant operating locations. Based on this analysis, Laidlaw Environmental has estimated that 5 processing facilities and 35 to 45 service center operations could be closed.


     Laidlaw Environmental estimates that the cost savings from these facility closings would be approximately $2.0 to $2.5 million per processing facility and $1.0 to $1.5 million per service center facility based on its historical experience in cost savings achieved by Laidlaw Environmental following the acquisition of Rollins Environmental Services, Inc. ("Rollins") and other internal cost studies.


     The cost savings per location are based on the concept that waste collection and routing efficiencies would be achieved by combining the transportation resources of the overlapping operating locations and reducing the total number of vehicles and drivers required to service the existing combined customer base. The closure of redundant facilities would also result in cost savings related to the personnel and property costs associated with such facilities.

     Selling, general and administrative cost savings. Laidlaw Environmental estimates that selling, general and administrative cost savings of approximately $45 million to $60 million would be achieved through the elimination of duplicative regional and head office costs. Laidlaw Environmental intends to incorporate the Safety-Kleen operations directly into Laidlaw Environmental's existing operational organization, which will result in the elimination of all duplicate administrative support functions. These estimates are based on the reduction of 600 to 800 personnel at annualized savings of $75,000 each.

     Based on the estimated cost savings identified by Laidlaw Environmental management, Laidlaw Environmental believes that it can achieve annualized benefits of approximately $100 to $130 million. Laidlaw Environmental expects to begin achieving cost savings within three months of the Merger, and to fully implement the cost savings within the first year after consummation of the Merger. Laidlaw Environmental will also consider the sale of Safety-Kleen's European operations and its oil recovery business. This rationalization is expected to strengthen Laidlaw Environmental's market position, improve the overall industry fundamentals through capacity reduction and result in immediate cost savings. Laidlaw Environmental management estimates that Laidlaw Environmental will incur one-time costs of not more than $100 million relating to facilities closure and severance expenses incurred in connection with achieving these synergies. Through the successful merger with Rollins, which took place in May of 1997, Laidlaw Environmental has demonstrated its ability to manage the integration of an acquisition and capitalize on the benefits that can accrue to merged companies in its industry. To date, Laidlaw Environmental believes synergies achieved in the Rollins merger, on an annualized basis, total approximately $90 million. There can be no assurance, however, that after consummation of the Merger the projected cost savings will be achieved or will be equal to those achieved in the Rollins acquisition.

CONDITIONAL NATURE OF THE BUYOUT MERGER AGREEMENT

     General. Unlike the Laidlaw Environmental Offer, which will be subject to conditions that are standard in transactions of this type, the Buyout Merger Agreement is subject to significant additional risks that are inherent in the absence of any direct contractual arrangements between Safety-Kleen and any member of the Buyout Group. Safety-Kleen shareholders should be aware that the Safety-Kleen Proxy Statement does not refer to any agreement with Safety-Kleen that is binding on any member of the Buyout Group. The Buyout Merger Agreement was executed by Parent and Purchaser, both newly organized shell companies with no operating history and no assets. In addition, other agreements related to the transactions described in the Safety-Kleen Proxy Statement appear to have been entered on behalf of the Buyout Group only by the shell companies and not the parties constituting the Buyout Group. Based on the filed documents, Laidlaw Environmental does not believe Safety-Kleen has contractual recourse against any member of the Buyout Group should Parent refuse to consummate the Buyout Merger or breach any of its obligations under the Buyout Merger Agreement or any related agreement or arrangement.

     Funding Commitments. The Buyout Merger Agreement provides that the Buyout Group's obligations are subject to obtaining both the debt and equity financing for the transaction. According to the Safety-Kleen Proxy Statement, the equity portion of the Buyout Merger financing is to consist of contributions of $200 million from each of the Buyout Group members, who have executed a commitment letter addressed to the shell company Parent to that effect. However, the purported "equity commitments" have not been made directly to Safety-Kleen and are not enforceable by it. Moreover, Laidlaw Environmental is unaware of any covenant binding on any member of the Buyout Group to use any efforts to ensure that the Parent will receive the equity contributions required to consummate the Buyout Merger.

     In connection with the Laidlaw Environmental Offer, Laidlaw Environmental has received a written financing commitment from the Toronto-Dominion Bank and TD Securities (USA), Inc. and the Laidlaw Environmental Offer is not contingent on financing.

     Uncertainties of Pending Litigation. According to the Safety-Kleen Proxy Statement, the Buyout Merger is conditioned upon there being no pending litigation that challenges the Buyout Merger and has a substantial likelihood of success against Parent, Purchaser, Safety-Kleen or any subsidiary of Safety-Kleen. According to the Safety-Kleen Proxy Statement, Safety-Kleen is currently involved in litigation in the District Court for the Northern District of Illinois involving Laidlaw Environmental and seven shareholder derivative actions in Illinois state court. Safety-Kleen does not disclose in its Proxy Statement whether the Parent determined that any such pending court actions would cause the litigation condition to fail to be satisfied.

     The Laidlaw Environmental Offer is not subject to a comparable condition.

                             AVAILABLE INFORMATION

     Laidlaw Environmental is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. A copy of the Registration Statement, and, after its filing with the Commission, a copy of the Schedule 14D-1 and all amendments thereto, and all other reports, proxy statements and other information filed by Laidlaw Environmental with the

Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the public reference facilities in the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of information may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Because Laidlaw Environmental files certain documents electronically with the Commission, reports, proxy and information statements and other information regarding Laidlaw Environmental may also be accessed through the Commission's Web site, http//:www.sec.gov. Laidlaw Environmental common stock is listed and traded on the New York Stock Exchange (the "NYSE"), and the Pacific Exchange, Inc. Reports, proxy statements and other information filed by Laidlaw Environmental with the Commission may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and in the case of Laidlaw Environmental, at the offices of the Pacific Exchange at 301 Pine Street, San Francisco, California 94104.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in the cover letter to this Proxy Statement and the sections titled "INTRODUCTION" and "COMPARISON OF THE LAIDLAW ENVIRONMENTAL OFFER AND THE BUYOUT MERGER," herein regarding matters that are not historical facts are forward-looking statements. When used in this Proxy Statement, the words "believes," "anticipates," "may," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions, including those identified below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. There are many factors that could cause actual results to differ materially, such as: adoption of new environmental laws and regulations and changes in the way environmental laws and regulations are interpreted and enforced; general economic conditions; general business conditions, such as the level of competition, changes in demand for Laidlaw Environmental's or Safety-Kleen's services and the strength of the economy in general; prices for petroleum based products; changes in control of Laidlaw Environmental; changes in management of Laidlaw Environmental; and the occurrence of natural disasters and other occurrences beyond the control of Laidlaw Environmental. These and other factors are discussed in this Proxy Statement and other documents Laidlaw Environmental has filed with the Commission. Laidlaw Environmental undertakes no obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. Laidlaw Environmental undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as may be required by the federal securities laws.

                                 OTHER MATTERS

     Except as set forth herein, Laidlaw Environmental is not aware of any other substantive matter to be considered at the Special Meeting. However, if any other matter properly comes before the Special Meeting, the proxies also confer authority to the persons named in the accompanying proxy to vote the Shares to which the proxy relates on such matter at their discretion, including any adjournment or postponement of the Special Meeting.

                         VOTING AT THE SPECIAL MEETING

     At the Special Meeting, shareholders of Safety-Kleen will be asked to vote upon the proposal to approve the Buyout Merger Agreement and the Buyout Merger. Pursuant to this Proxy Statement, Laidlaw Environmental is requesting (i) authority to vote your shares AGAINST the Buyout Merger Agreement and the Buyout Merger, and (ii) that you confer authority to the proxies named in the accompanying proxy to initiate and vote for any adjournments or postponements of the Special Meeting (the "Adjournment Proposal").

     Under Safety-Kleen's bylaws, a majority of the outstanding Shares entitled to vote, represented in person or by proxy, shall constitute a quorum at the Special Meeting. If a quorum is present, authorization of the Buyout Merger requires approval of at least two-thirds of the outstanding Shares entitled to vote thereon. Under the

Wisconsin Statutes, if a quorum is present, the authorization of the Adjournment Proposal requires the affirmative vote of a majority of votes cast at the Special Meeting.

     According to Safety-Kleen's Form 10-Q for the fiscal quarter ended September 6, 1997, as of September 6, 1997 there were 58,400,729 Shares outstanding.

     A VOTE AGAINST THE BUYOUT MERGER WILL NOT REQUIRE THAT YOU TENDER SHARES IN THE LAIDLAW ENVIRONMENTAL OFFER. DISAPPROVAL OF THE BUYOUT MERGER WILL HELP MAKE IT POSSIBLE FOR YOU TO HAVE THE OPPORTUNITY TO DECIDE FOR YOURSELF WHETHER TO ACCEPT THE LAIDLAW ENVIRONMENTAL OFFER. IF YOU ARE A SHAREHOLDER OF RECORD ON THE RECORD DATE, JANUARY 5, 1998, YOU WILL BE ENTITLED TO VOTE AT THE SPECIAL MEETING EVEN IF YOU SUBSEQUENTLY TENDER YOUR SHARES IN THE LAIDLAW ENVIRONMENTAL OFFER.

     Whether or not you plan to attend the Special Meeting, we urge you to authorize the proxies that will be named in the proxy card that will be furnished to you with the definitive proxy statement to vote AGAINST the Merger by so indicating on the GREEN-STRIPED proxy card accompanying the definitive proxy statement and immediately mailing it. You may revoke a proxy at any time before it is voted by delivering a written notice of revocation or a later dated proxy for the Special Meeting to Safety-Kleen, 1000 North Randall Road, Elgin, Illinois 60123. Laidlaw Environmental requests that you send a copy of any revocation sent to Safety-Kleen to Morrow & Co., Inc., 909 Third Avenue, 20th Floor, New York, New York 10022. Proxies may also be revoked at the Special Meeting; however, attendance at the Special Meeting will not in and of itself revoke a proxy. Unless revoked in the manner set forth above, proxies in the form that will be furnished to you with the definitive proxy statement will be voted at the Special Meeting in accordance with your instructions. In the absence of such instructions, such proxies will be deemed to grant the proxies named therein authority to vote AGAINST the Buyout Merger.

     Any abstention from voting on a proxy will count as a vote withheld and will be included in computing the number of Shares present for purposes of determining whether a quorum is present at the Special Meeting. If a broker indicates on a proxy that it does not have discretionary authority as to certain Shares to vote on the Buyout Merger (a "broker non-vote"), those Shares will also be considered present for purposes of determining the presence of a quorum and entitled to vote with respect to the Buyout Merger proposal, but not for the Adjournment Proposal. With respect to the Buyout Merger, an abstention or a broker non-vote will have the same effect as a vote AGAINST such proposal. With respect to any Adjournment Proposal, since abstentions and broker non-votes are not considered votes cast, neither will have any effect on the voting on such proposal. The inspector of election appointed by Safety-Kleen's Board of Directors and Laidlaw Environmental will determine the Shares represented at the meeting and the validity of the proxies and ballots, and will count all votes and ballots. The voting requirements and procedures described herein are based upon provisions of the Wisconsin Statutes, Safety-Kleen's charter documents and interpretations deemed relevant.

     Only holders of record of Shares as of the close of business on the Record Date will be entitled to vote. If you are a shareholder of record on the Record Date, you will retain your voting rights for the Special Meeting even if you sell such Shares after the Record Date or if you tender such Shares pursuant to the Laidlaw Environmental Offer. The tender of Shares pursuant to the Laidlaw Environmental Offer does not constitute the grant to Laidlaw Environmental of a proxy or any voting rights with respect to the tendered Shares until such time as such Shares are accepted for payment by Laidlaw Environmental and LES Acquisition. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the GREEN-STRIPED proxy card that will be furnished to you with the definitive proxy statement even if you sell such Shares after the Record Date or tender such Shares pursuant to the Laidlaw Environmental Offer.

     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can execute a proxy for such Shares and will do so only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GREEN-STRIPED proxy card that will be furnished to you with the definitive proxy statement.

     YOU WILL BE ASKED TO SIGN, DATE AND MAIL THE GREEN-STRIPED PROXY CARD THAT WILL BE FURNISHED TO YOU WITH THE DEFINITIVE PROXY STATEMENT AND RETURN IT

PROMPTLY TO MORROW & CO., INC. 909 THIRD AVENUE, 20th FLOOR, NEW YORK, NEW YORK 10022, IN THE ENVELOPE ENCLOSED WITH THE DEFINITIVE PROXY STATEMENT. NO POSTAGE WILL BE REQUIRED IF MAILED IN THE UNITED STATES. BY SIGNING AND MAILING THE GREEN-STRIPED PROXY CARD, ANY PROXY PREVIOUSLY SIGNED BY YOU WITH RESPECT TO THE BUYOUT MERGER WILL BE AUTOMATICALLY REVOKED.

                            SOLICITATION OF PROXIES

     This solicitation is not being made by or on behalf of Safety-Kleen or Safety-Kleen's Board of Directors. Proxies may be solicited by mail, telephone, telecopier, e-mail, telegram and in person. Solicitations may be made by directors, officers, investor relations personnel and other employees of Laidlaw Environmental or LES Acquisition, none of whom will receive additional compensation for such solicitations. Laidlaw Environmental also anticipates that certain officers, directors, employees or representatives of Morrow & Co., Bear Stearns and Raymond James may communicate in person, by telephone or otherwise with shareholders of Safety-Kleen for the purpose of assisting in the solicitation of proxies. Additional information concerning such participants in the solicitation of proxies is listed in Schedule I. Laidlaw Environmental has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of its solicitation materials to the beneficial owners of the Shares they hold of record. Laidlaw Environmental will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

     Laidlaw Environmental has retained Morrow & Co. for solicitation and advisory services in connection with this solicitation. Laidlaw Environmental has also retained Morrow & Co. to act as Information Agent in connection with the Laidlaw Environmental Offer. Laidlaw Environmental will pay Morrow & Co. usual and customary compensation for all such services, including up to
$          as compensation for this solicitation, and will reimburse Morrow &
Co. for reasonable out-of-pocket expenses in connection therewith. Laidlaw Environmental has agreed to indemnify Morrow & Co. against certain liabilities and expenses in connection with the Laidlaw Environmental Offer, including, but not limited to, certain liabilities under the federal securities laws. Morrow & Co. will solicit proxies from individuals, brokers, bank nominees and other institutional holders.

     Bear Stearns is acting as financial advisor to Laidlaw Environmental in connection with its effort to acquire Safety-Kleen and as Dealer Manager in connection with the Laidlaw Environmental Offer, for which services Laidlaw Environmental has paid to Bear Stearns aggregate fees equal to $1,500,000, and has agreed to pay additional amounts to Bear Stearns (up to a maximum of $3,250,000).

     Raymond James is also acting as financial advisor to Laidlaw Environmental in connection with its effort to acquire Safety-Kleen, for which services, and for assistance rendered by Raymond James in connection with prior purchases of Shares by Laidlaw Environmental, Laidlaw Environmental has agreed to pay Raymond James aggregate fees up to a maximum of $1,000,000 (all of which is contingent upon consummation of the Merger).

     Laidlaw Environmental has also agreed to reimburse each of the financial advisors for all out-of-pocket expenses incurred by such financial advisors (including consultant and attorney's fees), and has agreed to indemnify each of Bear Stearns and Raymond James and certain related persons and entities against certain liabilities and expenses in connection with their respective engagements, including certain liabilities under the federal securities laws. In connection with each of Bear Stearns' and Raymond James' engagement, Laidlaw Environmental anticipates that certain employees of Bear Stearns and Raymond James may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Safety-Kleen shareholders. Neither Bear Stearns nor Raymond James will receive any fee for or in connection with such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above.

     In addition to the fees to be received by each of Bear Stearns and Raymond James in connection with its engagement as financial advisor to Laidlaw Environmental, Raymond James has in the past rendered various investment banking and financial advisory services for Laidlaw Environmental for which it has received customary compensation. Both Bear Stearns and Raymond James may in the future render services to Laidlaw Environmental for which they will receive customary fees.

     Except as set forth above, neither Laidlaw Environmental nor, to the best of Laidlaw Environmental's knowledge, any subsidiary, entity, or person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf in connection with the solicitation of proxies.

     The entire expense of soliciting proxies for the Special Meeting is being borne by Laidlaw Environmental or a subsidiary of Laidlaw Environmental. Neither Laidlaw Environmental nor any such subsidiary will seek reimbursement for such expenses from Safety-Kleen. In addition to the above costs, costs incidental to soliciting proxies including expenditures for printing, postage, legal and
related expenses are expected to be approximately $          .

     If Laidlaw Environmental should terminate, or materially amend the terms of, the Laidlaw Environmental Offer prior to the Special Meeting, Laidlaw Environmental or LES Acquisition will disseminate such information regarding such changes to Safety-Kleen shareholders and, in appropriate circumstances, will provide Safety-Kleen shareholders with a reasonable opportunity to revoke their proxies prior to the Special Meeting.

             INTEREST OF LAIDLAW ENVIRONMENTAL IN THE BUYOUT MERGER

     If the Buyout Merger is consummated, Laidlaw Environmental will receive the Buyout Merger consideration for the 601,100 Shares owned by Laidlaw Environmental and its direct and indirect subsidiaries (unless such Shares have been sold or otherwise transferred prior to the date of the Buyout Merger). If the Buyout Merger proposal fails, Laidlaw Environmental intends to continue pursuing the Laidlaw Environmental Offer.

                             SHAREHOLDER PROPOSALS

     According to the preliminary proxy materials filed by Safety-Kleen with the Commission on November 26, 1997, the deadline for receipt of shareholders' proposals for inclusion in Safety-Kleen's proxy material for the 1998 Annual Meeting of Shareholders was November 21, 1997.

                               OTHER INFORMATION

     Laidlaw Environmental was incorporated in Delaware in 1968. Its principal executive office is located at 1301 Gervais Street, Suite 300, Columbia, South Carolina, 29201. Its telephone number is (803) 933-4200. Laidlaw Environmental provides hazardous industrial waste management services throughout North America. Laidlaw Environmental collects, transports, treats and disposes of waste by incineration, landfilling and other methods at its facilities located in the United States and Canada. Laidlaw Environmental also operates waste processing, recycling and repackaging facilities and has analytical laboratories at its facilities in several states.

     LES Acquisition is a newly incorporated Delaware corporation and an indirect wholly owned subsidiary of Laidlaw Environmental which to date has not conducted any business other than in connection with the Laidlaw Environmental Offer and the proposed merger. LES Acquisition's Executive Office is located at 1301 Gervais Street, Suite 300, Columbia, South Carolina, 29201.

     Certain information about the directors and executive officers of Laidlaw Environmental and LES Acquisition and certain employees and other representatives of Laidlaw Environmental who may also assist Morrow & Co. in soliciting proxies is set forth in the attached Schedule I. Schedule II sets forth certain information relating to Shares owned by Laidlaw Environmental, LES Acquisition, Bear Stearns and Raymond James. Schedule III sets forth certain information, as made available in public documents, regarding Shares held by Safety-Kleen's principal shareholders and its management.

     THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE BUYOUT MERGER AND IS NOT A REQUEST FOR THE TENDER OF SHARES OF SAFETY-KLEEN COMMON STOCK. THE DETAILED TERMS AND CONDITIONS OF THE LAIDLAW ENVIRONMENTAL OFFER WILL BE SET FORTH IN THE LAIDLAW ENVIRONMENTAL PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, WHICH WILL BE SEPARATELY MAILED TO SAFETY-KLEEN SHAREHOLDERS AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

     YOUR VOTE IS IMPORTANT! PLEASE SIGN, DATE AND MAIL THE GREEN-STRIPED PROXY CARD PROMPTLY UPON RECEIPT.

LAIDLAW ENVIRONMENTAL SERVICES, INC.
          , 1998

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF LAIDLAW ENVIRONMENTAL AND LES ACQUISITION

     Directors and Executive Officers of Laidlaw Environmental and LES Acquisition. The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officer of Laidlaw Environmental and LES Acquisition are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Laidlaw Environmental. Unless otherwise indicated, each director and executive officer listed below is a citizen of the United States.

                                                            PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
           NAME AND BUSINESS ADDRESS              AGE     LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
           -------------------------              ---     --------------------------------------------------
Kenneth W. Winger President, Chief Executive      59      President, Chief Executive Officer and Director of
  Officer and Director of Laidlaw Environmental           Laidlaw Environmental since May 15, 1997;
  since May 1997 Laidlaw Environmental Services,          President and sole Director of LES Acquisition,
  Inc. 1301 Gervais Street, Suite 300 Columbia,           Inc. since November 12, 1997; President, Chief
  S.C. 29201                                              Operating Officer and sole director of Laidlaw
                                                          Environmental Services (US), Inc. from July 1995
                                                          until May 1997; Executive Vice President for
                                                          Business Development of Laidlaw Waste Systems,
                                                          Ltd. from January 1995 until July 1995; from May
                                                          1991 until December 1994, Senior Vice President
                                                          for Corporate Development of Laidlaw Inc. Mr.
                                                          Winger also is a director of ViroGroup, Inc.
                                                          Non-U.S. citizen.
James R. Bullock Director of Laidlaw              53      President and Chief Executive Officer of Laidlaw
  Environmental and Chairman of the Board since           Inc. since October 1993; for more than a year
  May 1997 Laidlaw Inc. 3221 North Service Road           prior thereto, President and Chief Executive
  Burlington, Ontario L7R 3Y8                             Officer of Cadillac Fairview Corporation Limited.
                                                          Mr. Bullock also is a director of Laidlaw Inc.
                                                          Non-U.S. citizen.
John R. Grainger Director of Laidlaw              48      Executive Vice President and Chief Operating
  Environmental since May 1997 Laidlaw Inc. 3221          Officer of Laidlaw Inc. since September 1997;
  North Service Road Burlington, Ontario L7R 3Y8          President and Chief Operating Officer of Laidlaw
                                                          Transit, Inc. since May 1992. Mr. Grainger
                                                          currently serves as Chairman of the Human
                                                          Resources and Compensation Committee. Non-U.S.
                                                          citizen.
Leslie W. Haworth Director of Laidlaw             54      Senior Vice President and Chief Financial Officer
  Environmental since May 1997 Laidlaw Inc. 3221          of Laidlaw Inc. for more than five years. Mr.
  North Service Road Burlington, Ontario L7R 3Y8          Haworth currently serves as Chairman of the Audit
                                                          Committee. Non-U.S. citizen.

                                                            PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
           NAME AND BUSINESS ADDRESS              AGE     LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
           -------------------------              ---     --------------------------------------------------
John W. Rollins, Sr. Director of Rollins          81      Chairman of the Board and Chief Executive Officer
  Environmental Services, Inc. since 1982                 of Rollins Truck Leasing Corp. for more than five
  Rollins Truck Leasing Corp. 2200 Concord Pike           years. Mr. Rollins was Chairman of the Board and
  One Rollins Plaza Wilmington, DE 19803                  Chief Executive Officer of Rollins Environmental
                                                          Services, Inc. from 1988 until May 15, 1997. Mr.
                                                          Rollins also is a director of Matlack Systems,
                                                          Inc., Rollins, Inc., RPC, Inc. and Dover Downs
                                                          Entertainment, Inc. Mr. Rollins is the father of
                                                          John W. Rollins, Jr.
John W. Rollins Jr. Director of Rollins           55      President and Chief Operating Officer and a
  Environmental Services, Inc. since 1982                 director of Rollins Truck Leasing Corp. for more
  Rollins Truck Leasing Corp. 2200 Concord Pike           than five years; Chairman of the Board of Matlack
  One Rollins Plaza Wilmington, DE 19803                  Systems, Inc. for more than five years. Mr.
                                                          Rollins was Senior Vice Chairman of the Board of
                                                          Rollins Environmental Services, Inc. from 1988
                                                          until May 15, 1997. Mr. Rollins also is a director
                                                          of Dover Downs Entertainment, Inc. Mr. Rollins is
                                                          a member of the Human Resources and Compensation
                                                          Committee. Mr. Rollins is the son of John W.
                                                          Rollins, Sr.
David E. Thomas, Jr. Director of Laidlaw          40      Senior Managing Director and the Head of the
  Environmental since June 1997 Raymond James &           Investment Banking Group of Raymond James since
  Associates, Inc. 880 Carillon Parkway St.               July 1996; from 1991 until July 1996, Managing
  Petersburg, FL 33716                                    Director of Raymond James. Mr. Thomas also is a
                                                          director of Reynolds, Smith and Hills, Inc. Mr.
                                                          Thomas is a member of the Human Resources and
                                                          Compensation Committee.
Henry B. Tippie Director of Rollins               71      For more than five years, Chairman of the Board
  Environmental Services, Inc. since 1982 Tippie          and President of Tippie Services; for more than
  Service, Inc. 3420 Executive Center Drive, NW           five years, Chairman of the Executive Committee
  Suite 163 Austin, TX 78731                              and Vice Chairman of the Board of Rollins Truck
                                                          Leasing Corp. Mr. Tippie was Chairman of the
                                                          Executive Committee of Rollins Environmental
                                                          Services, Inc. from 1988 until May 15, 1997. Mr.
                                                          Tippie also is a director of Matlack Systems,
                                                          Inc., Dover Downs Entertainment, Inc., RPC, Inc.
                                                          and Rollins Inc. Mr. Tippie is a member of the
                                                          Audit Committee.
James L. Wareham Director of Laidlaw              58      President of AK Steel Corporation since March
  Environmental since June 1997 AK Steel                  1997; from 1992 until 1996, Chief Executive
  Corporation 703 Curtis Street Middleton, OH             Officer of Wheeling-Pittsburgh Steel Corporation.
  45043                                                   Mr. Wareham is a member of the Audit Committee.

                                                            PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
           NAME AND BUSINESS ADDRESS              AGE     LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
           -------------------------              ---     --------------------------------------------------
Grover C. Wrenn Director of Laidlaw               55      Chairman and Chief Executive Officer of Better
  Environmental since July 1997 4 Wolfe Street            Health Network, Inc. since June 1996; Chief
  Alexandria, VA 22314                                    Executive Officer of EnSys Environmental Products,
                                                          Inc. from April 1995 through December 1996; and
                                                          President and Chief Executive Officer of Applied
                                                          Bioscience International from 1991 through March
                                                          1995. Mr. Wrenn also is a director of Strategic
                                                          Diagnostics, Inc. and Pharmakinetics Laboratories,
                                                          Inc.
Michael J. Bragagnolo Executive Vice President    51      Executive Vice President and Chief Operating
  and Chief Operating Officer of Laidlaw                  Officer of Laidlaw Environmental Services, Inc.
  Environmental since May 1997 Laidlaw                    since May 15, 1997; Executive Vice President and
  Environmental Services, Inc. 1301 Gervais               Chief Operating Officer of Laidlaw Environmental
  Street, Suite 300 Columbia, SC 29201                    Services (US), Inc. from January 1997 until May
                                                          1997; Executive Vice President of United States
                                                          Operations of Laidlaw Waste Systems, Inc. from
                                                          September 1993 until January 1997; Vice President
                                                          of Strategic Analysis and Planning of Laidlaw
                                                          Waste Systems, Inc. from December 1991 until
                                                          September 1993. Non-U.S. citizen.
Henry H. Taylor Vice President, General Counsel   53      Vice President, General Counsel and Secretary of
  and Secretary of Laidlaw Environmental since            Laidlaw Environmental Services, Inc. since May 15,
  May 1997 Laidlaw Environmental Services, Inc.           1997; Secretary of LES Acquisition, Inc. since
  1301 Gervais Street, Suite 300 Columbia, SC             November 12, 1997; Vice President of Legal and
  29201                                                   Regulatory Affairs and Secretary of Laidlaw
                                                          Environmental Services (US), Inc. September 1995
                                                          until May 1997; Vice President of Legal Affairs of
                                                          Laidlaw Environmental Services (US), Inc. May 1990
                                                          until January 1995.
Paul R. Humphreys Senior Vice President, Finance  38      Senior Vice President of Finance and Chief
  and Chief Financial Officer of Laidlaw                  Financial Officer of Laidlaw Environmental
  Environmental since May 1997 Laidlaw                    Services, Inc. since May 15, 1997; Senior Vice
  Environmental Services, Inc. 1301 Gervais               President and Chief Financial Officer of LES
  Street, Suite 300 Columbia, SC 29201                    Acquisition, Inc. since November 12, 1997; Vice
                                                          President of Finance for Laidlaw Environmental
                                                          Services (US), Inc. January 1995 until May 1997;
                                                          Manager of Finance for Laidlaw Inc. from 1988
                                                          until January 1995. Non-U.S. citizen.

                            SOLICITATIONS OF PROXIES

BEAR, STEARNS & CO. INC.

     The following individuals are the representatives of the Dealer Manager who may solicit proxies:

Paul A. Berman
Barry J. Cohen
Ashar H. Khan
Douglas T. Lake
Anthony J. Magro
Richard M. Osler

Each of the above named individuals is
employed by Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167

RAYMOND JAMES & ASSOCIATES, INC.

     The following individuals are the representatives of Raymond James who may solicit proxies:

David E. Thomas, Jr.
J. Davenport Mosby III
R. Ike Ikauniks

                                                                     SCHEDULE II

            SHARES HELD BY LAIDLAW ENVIRONMENTAL AND LES ACQUISITION

     As of the date hereof, Laidlaw Environmental and its subsidiaries (including LES Acquisition) hold beneficially 601,100 Shares.

     Neither Laidlaw Environmental nor, to the best of its knowledge, any of the persons listed on Schedule I hereto has (i) any contract, arrangement, understanding or relationship with any other person with respect to any securities of Safety-Kleen, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies; (ii) had any contacts or negotiations with Safety-Kleen or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets, except as described herein; or (iii) has had any transaction with Safety-Kleen or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Laidlaw Environmental Offer except existing and present business relationships (e.g., providing services to each other or considering the purchase of sale of discrete assets or operations or alliances) in the ordinary course of business, none of which are material, other than the sale of certain assets of a Laidlaw Environmental subsidiary to Safety-Kleen in February 1996 and the accompanying cooperative services agreement which is in the process of being terminated.

     In the ordinary course of its business, Bear Stearns and Raymond James may trade the securities of Safety-Kleen for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. As of the date hereof, Bear Stearns holds a net long position of 3,718 Shares and Raymond James holds no Shares.

                                                                    SCHEDULE III

                OWNERSHIP OF SHARES BY CERTAIN BENEFICIAL OWNERS
                          AND SAFETY-KLEEN MANAGEMENT

     The following table and notes thereto, which, other than information regarding Laidlaw Environmental, are reproduced from the Safety-Kleen Proxy Statement for the Special Meeting of Shareholders to be held February 11, 1998, set forth certain information with respect to beneficial ownership of Shares as of December 19, 1997 by (a) all directors of Safety-Kleen, (b) the named directors and officers of Safety-Kleen, including the executive officers of subsidiaries of Safety-Kleen and (c) all directors and executive officers of Safety-Kleen as a group.

                                                                                      PERCENTAGE OF
                                                          NUMBER OF SHARES             OUTSTANDING
                         NAME                           BENEFICIALLY OWNED(1)           SHARES(2)
                         ----                           ---------------------     ---------------------
Donald W. Brinckman...................................          907,100(3)                1.53%
Hyman K. Bielsky......................................           57,858(4)                   *
Roy D. Bullinger......................................           64,295(5)                   *
Robert J. Burian......................................          125,036(6)                   *
Andrew A. Campbell....................................               --                      *
Michael H. Carney.....................................          137,244(7)                   *
Joseph Chalhoub.......................................          352,146(8)                   *
David A. Dattilo......................................          121,435(9)                   *
Lawrence Davenport....................................            8,158(10)                  *
Richard T. Farmer.....................................           43,390(11)                  *
Scott E. Fore.........................................           42,260(12)                  *
Russell A. Gwillim....................................          198,493(13)                  *
F. Henry Habicht II...................................           47,118(14)                  *
Edgar D. Jannotta.....................................           67,500(11)                  *
John G. Johnson, Jr...................................           99,179(15)                  *
Scott D. Krill........................................            4,362(16)                  *
Karl G. Otzen.........................................        1,481,093(17)               2.53%
Clark J. Rose.........................................           79,914(18)                  *
Laurence M. Rudnick...................................           45,590(19)                  *
Paul D. Schrage.......................................           31,180(11)                  *
C. James Schulz.......................................           17,300(20)                  *
Marcia E. Williams....................................           12,250(21)                  *
Robert W. Willmschen..................................          148,755(22)                  *
W. Gordon Wood........................................           71,317(11)                  *
All Directors and Officers as a Group (24 persons)....        4,212,953(23)               6.99%

---------------
  *  Denotes less than one percent of shares outstanding.

 (1) Under regulations of the Securities and Exchange Commission, persons who own or have the power to vote or dispose of shares, either alone or jointly with others, are deemed to be the beneficial owners of such shares. Such persons are also deemed to be the beneficial owners of shares beneficially owned by certain close family members.

 (2) Shares subject to options exercisable within 60 days of December 19, 1997 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.

 (3) Includes 73 shares owned by his wife, 537,492 shares subject to options exercisable within 60 days of December 19, 1997 and 1,260 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

 (4) Includes 53,487 shares subject to options exercisable within 60 days of December 19, 1997 and 1,686 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

 (5) Includes 53,537 shares subject to options exercisable within 60 days of December 19, 1997.

 (6) Includes 121,175 shares subject to options exercisable within 60 days of December 19, 1997.

 (7) Includes 90,775 shares subject to options exercisable within 60 days of December 19, 1997.

 (8) Includes 275,000 shares owned by Breslube Industries, Ltd. of which 100% is owned by Mr. Chalhoub. Also included are 59 shares owned by his wife, 75 shares owned by his son and 77,012 shares subject to options exercisable within 60 days of December 19, 1997.

 (9) Includes 90,090 shares subject to options exercisable within 60 days of December 19, 1997.

(10) Includes 8,137 shares subject to options exercisable within 60 days of December 19, 1997 and 21 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

(11) Includes 30,000 shares subject to options exercisable within 60 days of December 19, 1997.

(12) Includes 89,999 shares subject to options exercisable within 60 days of December 19, 1997 and 332 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

(13) Includes 30,223 shares owned by his wife and 30,000 shares subject to options exercisable within 60 days of December 19, 1997. Mr. Gwillim is also a co-trustee for 45,827 shares held in an irrevocable trust for which he has no beneficial ownership; such shares are not included in the table.

(14) Includes 44,500 shares subject to options exercisable within 60 days of December 19, 1997 and 218 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

(15) Includes 700 shares owned by his wife, 85,375 shares subject to options exercisable within 60 days of December 19, 1997 and 532 shares held in the Company's 401(k) plan as to which he does not have voting control. Mr. Johnson resigned from the Company on August 8, 1997.

(16) Includes 3,974 shares subject to options exercisable within 60 days of December 19, 1997 and 288 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

(17) Karl G. Otzen and Lucy T. Otzen (the "Otzens") are husband and wife. For purposes of this table, each is deemed to own shares owned by the other. In December 1992, the Otzens caused 683,760 of the shares to be contributed to Circle L Limited Partnership. The general partner which controls the Partnership is a corporation in which Karl G. Otzen, Lucy T. Otzen, Joan Emery Lammers and her husband (the "Lammers") each own 25% of the voting stock and each occupies one of the four positions on the Board of Directors. Because the Otzens and Lammers share voting power over all of the shares held by the Partnership, each of them may be deemed to "own" all shares in the Partnership under the criteria governing this table. The shares shown opposite Karl Otzen's name also include 757,721 shares owned by trusts of which the Otzens are co-trustees, 9,100 shares owned by a trust of which The Northern Trust Company is trustee and 30,000 shares subject to options exercisable by Karl G. Otzen within 60 days of December 19, 1997.

(18) Includes 68,157 shares subject to options exercisable within 60 days of December 19, 1997.

(19) Includes 43,849 shares subject to options exercisable within 60 days of December 19, 1997.

(20) Includes 15,375 shares subject to options exercisable within 60 days of December 19, 1997.

(21) Includes 11,250 shares subject to options exercisable within 60 days of December 19, 1997.

(22) Includes 99,826 shares subject to options exercisable within 60 days of December 19, 1997.

(23) Includes 1,674,010 shares subject to options exercisable within 60 days of November 18, 1997 and 4,337 shares held in Safety-Kleen's 401(k) plan as to which they do not have voting control.

                                   IMPORTANT

     If your shares are registered in your own name, you may mail or fax your GREEN-STRIPED proxy card (both sides) to Morrow & Co., Inc. at the address or fax number listed below.

     If your shares are held in "street name" -- held by your brokerage firm or bank -- immediately instruct your broker or bank representative to sign Laidlaw Environmental's GREEN-STRIPED proxy card on your behalf. If you have any questions on voting your shares, please call.

                               MORROW & CO., INC.
                                909 THIRD AVENUE

                                   20TH FLOOR

                               NEW YORK, NY 10022

                                 (212) 754-8000


                            TOLL FREE (800) 662-5200



                              FAX: (212) 754-8300

                                     PROXY

        THIS PROXY IS SOLICITED BY LAIDLAW ENVIRONMENTAL SERVICES, INC.
         FOR THE SPECIAL MEETING OF SHAREHOLDERS OF SAFETY-KLEEN CORP.
  TO BE HELD FOR THE PURPOSE OF CONSIDERING A PROPOSED MERGER OF SAFETY-KLEEN

The undersigned hereby appoints Kenneth W. Winger, Henry H. Taylor, Paul R. Humphreys, and each of them, with full power of substitution, the proxies of the undersigned to vote all of the outstanding shares of Common Stock, par value $.10 per share ("Shares"), of Safety-Kleen Corp. ("Safety-Kleen") that the undersigned is entitled to vote at the Special Meeting of Shareholders of Safety-Kleen to be held on February 11, 1998 (the "Special Meeting"), or at any adjournment or postponement of the Special Meeting, on the following matters:

1. Agreement and Plan of Merger. Approve the Agreement and Plan of Merger dated as of November 20, 1997, which provides for the Merger of SK Acquisition Corp., a wholly owned subsidiary of SK Parent Corp., with and into Safety-Kleen.

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

2. Adjournment of Meeting. To initiate and vote for a proposal to adjourn the Special Meeting to solicit additional votes, if necessary, against the Agreement and Plan of Merger (the "Adjournment Proposal").

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

 LAIDLAW ENVIRONMENTAL SERVICES, INC. RECOMMENDS THAT YOU VOTE "AGAINST" ITEM 1
                               AND "FOR" ITEM 2.

The proxies of the undersigned named above are authorized to vote, in their discretion, upon such other matters as may properly come before the Special Meeting and any adjournment or postponement thereof.

                          [PROXY CONTINUED ON REVERSE]

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IF NO DIRECTION IS MADE, THE SHARES COVERED BY THIS PROXY WILL BE VOTED "AGAINST" THE AGREEMENT AND PLAN OF MERGER AND "FOR" THE ADJOURNMENT PROPOSAL. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF LAIDLAW
ENVIRONMENTAL SERVICES, INC. DATED           ,     , SOLICITING PROXIES FOR THE
SPECIAL MEETING (THE "PROXY STATEMENT").

All previous proxies given by the undersigned to vote at the Special Meeting or at any adjournment or postponement thereof are hereby revoked.

                                                  Dated:             ,
                                                         ------------  ------

                                                  ------------------------------
                                                           (Signature)

                                                  ------------------------------
                                                   (Signature, if jointly held)

                                                  Title:
                                                         ----------------------

                                                  Please sign exactly as name
                                                  appears hereon. When shares
                                                  are held by joint tenants,
                                                  both should sign. When signing
                                                  as an attorney, executor,
                                                  administrator, trustee or
                                                  guardian, give full title as
                                                  such. If a corporation, sign
                                                  in full corporate name by
                                                  President or other authorized
                                                  officer. If a partnership,
                                                  sign in partnership name by
                                                  authorized person.

PLEASE PROMPTLY COMPLETE, SIGN, DATE AND FAX OR MAIL IN THE ENCLOSED ENVELOPE TO MORROW & CO., INC., 909 THIRD AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, FAX:
(212) 754-8300.